UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 June 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   Trading Statement Notification

N      E      W      S                R      E      L      E      A      S      E

21 June 2010

CRH plc

TRADING STATEMENT NOTIFICATION

As part of its ongoing investor relations activity CRH plc will issue a trading and development strategy update in relation to the six months ending 30 June 2010 at 7:00 a.m. BST on 7 July 2010.

CRH will host an analysts' conference call at 8:00 a.m. BST on 7 July 2010 to discuss the update. To register in advance for the conference call please log on to:
https://eventreg1.conferencing.com/webportal3/reg.html?Acc=527315&Conf=173188 where you will be allocated a conference call number, participant user pin, conference pin and instructions on how to join the call. Alternatively the dial-in number is +44 20 7162 0025. Participants must quote 867401.

A recording of this conference call will be available from 10:00 a.m. BST on 7 July 2010 until midnight on 21 July 2010 by dialing +44 20 7031 4064. The security code for the replay will be
867401
.

CRH's interim results for the period ending 30 June 2010 will be issued on 24 August 2010.

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CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date  21 June 2010

                                                                                                                                                                                                                                                   By:___/s/Maeve Carton___

M. Carton
                                                        Finance Director